Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 26 - 2013

May 8, 2013
FOR IMMEDIATE RELEASE

Aurizon Announces Preliminary Results of
Hecla Arrangement Consideration Elections

Aurizon Mines Ltd. (TSX:ARZ)(NYSE MKT:AZK) (“Aurizon” or the “Company”) announces the preliminary results of the consideration elections under the terms of the Company’s previously announced arrangement with Hecla Mining Company ("Hecla"). Under the arrangement, Aurizon securityholders were entitled to elect to receive CAD$4.75 (the “Cash Consideration”) or 0.9953 of a Hecla share (the “Share Consideration”) per Aurizon share, subject in each case to pro-ration based on a maximum cash consideration of approximately CAD$513.6 million and a maximum of 57,000,000 Hecla shares.

The results of the elections received prior to the election deadline of 4:00 p.m. (Toronto time) on
May 7, 2013 are as follows:

  securityholders representing 148,284,889 Aurizon shares elected to receive the Cash Consideration, which elections represent CAD$704,353,223 in aggregate, and securityholders representing 17,300,620 Aurizon shares elected or were deemed to have elected to receive the Share Consideration, which elections represent 17,219,307 Hecla shares in aggregate.

Since the aggregate elections for Cash Consideration exceed the CAD $513.6 million available under the arrangement, securityholders who elected to receive the Cash Consideration will be subject to pro-ration in the manner described in Aurizon’s management information proxy circular dated April 10, 2013.

These election results and the resulting effect of pro-ration are subject to resolution of deficient elections still outstanding that affect an immaterial number of Aurizon shares, and are also subject to change if the election date is extended in accordance with the terms of the arrangement.

Completion of the arrangement is subject to various conditions, including Hecla receiving approval under the Investment Canada Act.

Special Meeting

The special meeting of the shareholders and optionholders of Aurizon to approve the arrangement will be held on May 9, 2013 at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. (Vancouver time).

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

News Release – May 8, 2013 Aurizon Announces Preliminary Result of Hecla Arrangement Consideration Elections	Page 2

About Hecla

Established in 1891, Hecla believes it is the largest and lowest-cost primary silver producer in the U.S. The company has two operating mines and exploration properties in four world-class silver mining districts in the U.S. and Mexico. Additional information on Hecla and its properties is available on its website at http://hecla-mining.com.

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-888-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com

Media Contact:

Longview Communications

Trevor Zeck (604) 694-6037

Information Agent:

Georgeson

Toll Free (North America):

1-888-605-7616

Outside North America Call Collect:

1-781-575-2422

Email: askus@georgeson.com